EXHIBIT 99.2
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                                 [LOGO - VKING]



PRESS RELEASE
FOR IMMEDIATE RELEASE
MARCH 31, 2005

VIKING ENERGY ROYALTY TRUST ANNOUNCES FILING OF ITS 2004 ANNUAL
INFORMATION FORM
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CALGARY, MARCH 31, 2005 - (TSX:VKR.UN) Viking Energy Royalty Trust ("Viking")
announces that it has filed its Annual Information Form ("AIF") for the year ended December 31, 2004 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR"). The AIF contains statements and reports relating to oil and natural gas reserves data and other information required under National Instrument 51-101 of the Canadian Securities Administrators. An electronic copy of the AIF may be obtained on Viking's SEDAR profile at www.sedar.com.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 167,554,069 units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are Viking's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

Robert Fotheringham                               Viking Energy Royalty Trust
VP Finance and CFO                                Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta, T2P 0L4
or
                                                  Ph:  (403) 268-3175
Diane Phillips                                    Toll Free:  1-877-292-2527
Investor Relations
                                                  Email: vikingin@viking-roy.com


             For more information about Viking Energy Royalty Trust,
                   visit our website at www.vikingenergy.com